UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-1004

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
 REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

               1-9656
(Commission File Number)

                             Issuer: La-Z-Boy Incorporated
                             Exchange: NYSE Arca, Inc. (formerly Pacific Stock Exchange)

1284 North Telegraph Road, Monroe, Michigan	48162-3390
(Address of principal executive offices)	Zip Code

Registrant's telephone number, including area code (734) 242-1444

                            Common Shares - $1 par value
        (Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
17 CFR 240.12d2-2(a)(1)
17 CFR 240.12d2-2(a)(2)
17 CFR 240.12d2-2(a)(3)
17 CFR 240.12d2-2(a)(4)
 Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.
☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements fo the Securities Exchange Act of 1934, La-Z-Boy Incorporated certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 12, 2006	By	/s/Louis M. Riccio, Jr.	Chief Financial Officer
Date		Name	Title